December 3, 2009

Via Edgar

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
Attention:  Jeffrey Jaramillo, Accounting Branch Chief
       Mail Stop 3030

Re:	Digital Power Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 30, 2009
File No. 001-12711

Dear Mr. Jaramillo:

Please find below responses to additional comments raised by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in their letter dated November 12, 2009 regarding the Staff’s review of the letter filed by Digital Power Corporation (the “Company”, “we”, “us” or “our”) on October 29, 2009 in response to the Staff’s original comments (the “Original Response Letter”).  Our responses follow your numbered comments, and all capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Original Response Letter.

Form 10-K for the period ending December 31, 2008

Note 6: Commitments and Contingent Liabilities, page F-18

1.	Comment.

We note from your response to our prior comment 3 that your lease for the Gresham facility entitles the Landlord to compensation for any diminution of its interest that might have taken place during the course of the tenancy and that Anite claims that the work to be performed in the list of dilapidations should be undertaken by DPL as part of its liabilities under the Sublease.  Also, we note that you have not recorded a liability provision in accordance with SFAS No. 5.  In this regard, please tell us how you considered SFAS No. 143 and FIN 47 in determining whether you were required to recognize an asset retirement obligation in connection with the Gresham lease for all periods presented in your financial statements.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
December 3, 2009

Response.

We did consider SFAS No. 143 and FIN 47 in determining whether we were required to recognize an asset retirement obligation in connection with the DPL Sublease for the periods presented in our financial statements.  An asset retirement obligation is a legal obligation that is incurred as a result of the acquisition, construction, development and normal operation of a tangible long-lived asset.  For example, an obligation to return a leased asset to its original condition (if it has been modified by the lessee) should be accounted for pursuant to the requirements of SFAS No. 143; as such, if an improvement to leased property has been recognized as an asset on a lessee’s balance sheet (leasehold improvements), any obligation to remove said improvement should generally be accounted for as an asset retirement obligation.  In addition, FIN 47 defines a conditional asset retirement obligation as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement may be conditional on a future event.  The liability recognition of SFAS No. 143 and FIN 47 is based on fair value measurement, as opposed to SFAS No. 5, which requires an entity to consider uncertainty in its determination of whether to recognize a liability.

With respect to the DPL Sublease, although the Landlord may be entitled to compensation, upon expiration of said Sublease and surrender of the building, for any diminution of its interest that may have taken place during the course of the tenancy, we believe that there was no material diminution of interest during the term of the DPL Sublease.  It should be emphasized that Anite received a list of dilapidations with respect to its Lease with the Landlord that dates back to 1976.  Virtually all of said list refers to the requirement to restore the building to its original configuration in 1976, which was largely a warehouse, and to matters of repair that arise principally from the failure of Anite’s previous sublessees to meet their repairing obligations.  Furthermore, Anite and its previous sublessees made significant modifications (improvements) to the facility during the course of the previous subleases, whereby virtually all of the Landlord’s claims in respect of the costs of removal of fittings and equipment relate to those that were put in place by Anite’s previous sublessees.

As discussed in the Original Response Letter, the building today has the same configuration that it had when DPL commenced the Sublease in 1995.  In addition, DPL has made virtually no modifications/improvements to the building; the leasehold improvements that DPL has made to date are minor, such as interior decoration to include new carpets and the addition of a limited number of partitions to optimize office accommodation.  Furthermore, DPL has made ongoing repairs to the building that we believe materially comply with the covenants of the Lease to maintain the building in good repair during the Lease term.  As DPL’s obligations can only relate to the condition of the building that existed in 1995, we believe that Anite’s claim with respect to the dilapidations is substantially without foundation.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
December 3, 2009

Although there may be costs associated with the removal of the leasehold improvements that DPL has made to the building to date, which, if the Sublease is terminated, will have to be removed, we estimate such costs to be de minimis (less than $30,000).  Assuming that DPL accepts the Landlords’ offer of a new lease for fifteen years, DPL’s removal of any leasehold improvements made during the term of the Sublease will be deferred until the expiration of the new lease, and we estimate the fair value of the liability for such asset retirement activities to be de minimis (less than $12,000).  Accordingly, we did not record an asset retirement obligation in accordance with the provisions of SFAS No. 143 and FIN 47.

Note 7:  Shareholders’ Equity, page F-18

2.	Comment.

We note your responses to our prior comments 5 and 6.  In this regard, please provide us with all of the terms associated with the 70,000 and 100,000 options issued to Telkoor’s employees and other non-employees, respectively.  Also, please tell us how you estimated the service period used to recognize compensation expense separately for each issuance of options to Telkoor’s employees and other non-employees.  Additionally, if the measurement date of the options is the date that the counterparty’s performance is complete, please explain why you would issue such options to Telkoor’s employees and other non-employee consultants before the counterparty’s performance is complete.  Please provide us with a detail description of the types of services that will be or have been performed by Telkoor’s employees and the other non-employee consultants in consideration for the issuance of the abovementioned options.  Furthermore, please provide us with the adjustments made during the years associated with the re-measurements and forfeitures of the unvested options as further discussed in your responses to our prior comments 5 and 6, supported with the financial statement accounts used to record such adjustments, for each year since the grant date.  Finally, please provide us with the journal entries used to account for these options at the grant date, supported with your rationale used in this accounting.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
December 3, 2009

Response.

The Company granted stock options to Telkoor employees who were or are consultants to the Company (“Telkoor employees”) and to another non-employee consultant, as follows:

	Date of grant	Number of options	Exercise price	Share price on date of grant	Vesting terms (1)	Contractual life	Service period
Telkoor employees (2)	February, 2005	70,000 options	$1.19	$1.19	4 years: 25% per year – cliff vesting	10 years	4 years
Non-employee consultant (3)	March, 2006	100,000 options	$1.16	$1.16	4 years: 25% per year – cliff vesting	10 years	4 years

(1)	There is no specific economic penalty for nonperformance.

(2)
Telkoor, the Company’s largest shareholder, is engaged in developing, marketing and selling power supplies and power systems for the commercial and military markets.  The Company is a key distributor of Telkoor’s products, and Telkoor is a subcontractor and a strategic supplier of power supplies to the Company.  In 2005, the Company granted 70,000 options to a few senior Telkoor employees who are responsible for (1) providing timely product delivery to the Company, as a major customer account of Telkoor, and (2) providing sales and marketing, as well as technical product support to the Company on an ongoing basis.  The Company granted the foregoing options to these senior employees in consideration of consulting services to be provided to the Company in connection with the Company’s relationship with Telkoor.

(3)
The Company hired a consultant, a former Chief Executive Officer of the Company with vast experience in the power supplies industry, to provide advisory services with respect to business development and other strategic issues to the Company’s Chief Executive Officer over a four-year period, in consideration for  annual fees and 100,000 options that vest over a four-year period.  The advisory services include, among other things, the review of material contracts, the evaluation of potential business opportunities and attendance at meetings with potential customers.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
December 3, 2009

The table below provides (1) a breakdown of compensation expense recorded, due to re-measurement and forfeitures, with respect to Telkoor employees and the other non-employee consultant and (2) the number of forfeited and expired options for the years ended December 31, 2005, 2006, 2007 and 2008:
		2005	2006	2007	2008	Total
	Number of forfeited and expired unexercised options	-	-	10,000 (1)	40,000 (2)
Telkoor employees	Compensation expense	$8,000	$25,000	$27,000	$1,000
	Compensation expense with respect to forfeited options	-	-	-$5,000	-$8,000
	Total	$8,000	$25,000	$22,000	-$7,000	$48,000
	Number of forfeited options	-	-	-	-
Non- employee consultant	Compensation expense	-	$27,000	$32,000	-$5,000
	Compensation expense with respect to forfeited options	-	-	-	-
	Total	-	$27,000	$32,000	-$5,000	$54,000
Total		$8,000	$52,000	$54,000	-$12,000	$102,000

(1)	5,000 of the 10,000 options were forfeited options that were unvested as of the termination date.

(2)	10,000 of the 40,000 options were forfeited options that were unvested as of the termination date.

EITF 96-18 requires that the fair value of unvested equity instruments issued to nonemployees be measured at the earlier of (1) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a “performance commitment”) and (2) the date at which the counterparty’s performance is complete.  No performance commitment exists for the foregoing options because there is no large disincentive or economic penalty for nonperformance by the counterparty.  Therefore, the measurement date of the foregoing options is the date on which the counterparty’s performance is complete, and the counterparty is deemed to have completed performance once it renders the services required of it under the arrangement such that it is able to keep or exercise the award.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
December 3, 2009

The foregoing options vest ratably over a four-year service term (on a cliff-basis per year); thus, the counterparty’s performance is completed over four years, with four measurement dates, as follows: 25% of the options vest following completion of the first year of service, as the counterparty is not entitled to said options until the end of the first year (cliff award), after which the remaining 75% of the unvested options are re-measured at their then current fair values at each interim financial reporting date and compensation cost is adjusted for the changes in those fair values over the remaining service period; another 25% of the options vest following completion of the second year of service (cliff award), as the counterparty is not entitled to said options until the end of the second year, after which the remaining 50% of the unvested options are re-measured at their then current fair values at each interim financial reporting date and compensation cost is adjusted for the changes in those fair values over the remaining service period; and so forth.

Although we granted the foregoing options before performance by the counterparty was complete, said options were unvested on the date of grant, and both the Telkoor employees and other non-employee consultant were, or will be, entitled to these options as they render(ed) services over the four-year term, as discussed above.  In accordance with EITF Topic No. D-90, “Grantor Balance Sheet Presentation of Unvested, Forfeitable Equity Instruments Granted to a Nonemployee” (“EITF D-90”), when unvested, forfeitable equity instruments are issued to a counterparty as consideration for future services, these instruments are considered unissued until future services are performed.  Consequently, there is no recognition of the instrument on the measurement date; rather, the compensation cost is recognized over the period that the services are provided and the award is “earned” by the counterparty.

Also in accordance with EITF D-90, no initial journal entry would be recorded on the date of grant since the options were unvested, forfeitable and in consideration of the performance of future services.  The journal entry below was recorded on a quarterly basis with respect to compensation expense related to the respective period of service performed (which also reflects the vesting period of the options).  All adjustments to compensation expense as a result of re-measurement and forfeitures of unvested options were recorded in the accounts below as well.

Jeffrey Jaramillo, Accounting Branch Chief
United States Securities and Exchange Commission
December 3, 2009

Dr: Stock compensation expense
Cr: Additional paid-in capital

Statement 123 (R) expressly limits the choice of attribution method to awards with service conditions in footnote 85 of paragraph A97.  Since the stock options for non-employee consultants are subject to performance conditions, they must be attributed separately for each vesting tranche of the award, and the compensation cost will be recorded on a tranche-by-tranche basis (i.e. the accelerated attribution method).

The  accounting for the options granted to the Telkoor employees is by analogy in accordance with Question 3 of FIN 44 and EITF 00-12,  “Accounting by an Investor for Stock-Based Compensation Granted by  an Investor to Employees of an Equity Method Investee”, whereby the stock compensation granted by an investor to employees of  an equity method investee should be accounted for as non-employee awards under Statement 123 (R), since the award recipients are not common law employees of the investor.  For example, since Telkoor is a 43% shareholder of the Company and does not control the Company, the accounting applicable to the share-based compensation should be in line with the accounting for share-based compensation for an equity method investee.  As explained in the Original Response Letter, the Telkoor employees, as well as the other non-employee consultant, are not common law employees of the Company and, thus, the foregoing stock options were recorded in accordance with Statement 123 (R) and EITF 96-18.

Please contact me at (510) 824-0134 should you have any questions or require further information.

Sincerely,

/s/ Uri Friedlander Uri Friedlander Chief Financial Officer